UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                Cardiac Control Systems, Inc.
          ___________________________________________
                         (Name of Issuer)



                 Common Stock, $.10 Par Value
          ___________________________________________
                 (Title of Class of Securities)


                         1419909D5R
                      __________________
                        (CUSIP Number)


Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       Page 1 of 12 Pages





CUSIP No.                      13G         Page  2   of   12

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(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Penfield Partners, L.P.  ("The Fund")
     F13-3494422
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER    142,524
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER   142,524
 REPORTING     -------------------------------------------------
PERSON WITH    (8) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     142,524
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.68
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IV
----------------------------------------------------------------











CUSIP No.                      13G             Page  3  of  12

----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Pine Creek Adviser, L.P. ("Pine Creek")
     F13-3749534
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER              None
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER            None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER         142,524
 REPORTING     -------------------------------------------------
PERSON WITH    (8) SHARED DISPOSITIVE POWER       None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     142,524
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.68
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IA
----------------------------------------------------------------











CUSIP No.                       13G         Page  4  of  12

----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William D. Witter, Inc. ("Witter, Inc.")
     F13-2879276
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER             None
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER           None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER     142,524
 REPORTING     -------------------------------------------------
PERSON WITH    (8) SHARED DISPOSITIVE POWER      None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     142,524
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.68
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IA
----------------------------------------------------------------











CUSIP No.                       13G         Page  5   of   12

----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William D. Witter
     ###-##-####
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER         None
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER       142,524
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER    142,524
 REPORTING     -------------------------------------------------
PERSON WITH    (8) SHARED DISPOSITIVE POWER       None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     142,524
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.68
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN










----------------------------------------------------------------

                                             Page 6 of 12 Pages


Item 1.
(a)  Name of Issuer:  Cardiac Control systems, Inc.
(b)  Address of Issuer's Principal Executive Offices:
     3 Commerce Blvd.  Palm Coast, FLa. 32137

Item 2.
(a)-(c) Name of Person Filing; Address of Principal Business Office; and Place of Organization: This statement is filed on behalf of (i) Penfield Partners, L.P., a Delaware limited partnership (the "Fund"), (ii) Pine Creek Advisers Limited Partnership, a Delaware Limited Partnership ("Pine Creek"),
(iii) William D. Witter, Inc. ("Witter, Inc.") and (iv) William D. Witter. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." The principal office and business address of the Reporting Persons is 153 East 53
Street, 51st Floor, New York, N.Y. 10022.   The business of
the Fund is to acquire, purchase, invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. Pine Creek is a general partner of and investment adviser to the Fund. Pine Creek is registered as a investment adviser under the Investment Advisers Act of 1940, as amended. The principal business of Pine Creek is to act as a general partner of and investment adviser to the Fund.

                                   Page 7 of 12 Pages

Witter, Inc. is the sole general partner of Pine Creek. Witter, Inc. is a New York corporation registered as an investment adviser under the Advisers Act of 1940 and also serves as the investment adviser to institutional and individual clients. William D. Witter is the President and 98.6% shareholder of Witter, Inc. Mr. Witter is also an Individual General Partner of the Fund and is principally responsible for the selection, acquisition and disposition of the portfolio securities by Witter, Inc. on behalf of Pine Creek and the Fund.
2 (b)     Title of Class of Securities: See cover sheets.
2(c)      CUSIP Number:  See cover sheets.

Item 3.   This Schedule is being filed pursuant to Rule 13d-
          1(b):
(a) ( )   Broker or Dealer registered under section 15 of the
          Act
(b) ( )   Bank as defined in section 3(a) (6) of the Act
(c) ( )   Insurance Company as defined in section 3(a) (19) of
          the Act
(d) (x) Investment Company registered under section 8 of the Investment Company Act
(e) (x) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) ( )   Employee Benefit Plan, Pension Fund which is subject
                                   Page 8 of 12 Pages

          to the provisions of the Employee Retirement Income
          Security Act of 1974 or Endowment Fund
(g) (x)   Parent Holding Company, in accordance with $240.13d
          -1 (b) (ii) (G)
(h) ( )   Group, in accordance with $240.13d-1 (b) (1) (ii)
          (H)
See Exhibit A attached hereto.

Item 4.   Ownership:
(a) Amount Beneficially Owned: 142,524 shares of Common Stock are beneficially owned by the Reporting Persons.
(b) Percent of Class: 5.68 percent of the Common Stock are beneficially owned by the Reporting Persons.
(c) Number of Shares as to Which Such Person Has Rights to Vote and/or Dispose of Securities: The Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all securities reported hereby which are beneficially owned by the Fund. Pine Creek has the sole power to dispose or to direct the disposition of all securities reported hereby which are beneficially





                                        Page 9 of 12 Pages

owned by Pine Creek. William D. Witter has shared power to vote or to direct the vote of securities reported hereby which are beneficially owned by William D. Witter by virtue of being the Individual General Partner of the Fund.

Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following _____.

Item 6.Ownership of More than Five Percent on Behalf of
Another Person: The Fund as owner of the securities in question, has the right to receive any dividends from, or proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security being Reported on by the Parent
Holding Company:  See Exhibit A attached hereto.






                                   Page 10 of 12 Pages


Item 8. Identification and Classification of Members of the
Group:  Not applicable

Item 9. Notices of Dissolution of Group:  Not applicable.

Item 10.  Certification:
Each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.











                                        Page 11 of 12 Pages

                          SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 1998





                         PENFIELD PARTNERS, L.P.


                         By:/s/ William D. Witter
                            William D. Witter
                            Individual General Partner




                         PINE CREEK ADVISERS LIMITED
                                PARTNERSHIP


                         By:/s/ William D. Witter
                            William D. Witter
                            General Partner




                         WILLIAM D. WITTER, INC.



                         By:/s/ William D. Witter
                            William D. Witter
                            President








                                        Page 12 of 12 Pages



                          EXHIBIT A


     This Exhibit explains the relationship between the Reporting Persons. Pine Creek Advisers Limited Partnership is registered as an investment adviser under the Advisers Act of 1940. Pine Creek was formed for the purpose of acting as the Fund's investment adviser. William D. Witter, Inc. is a New York corporation registered as an investment adviser under the Advisers Act, and the sole general partner of Pine Creek. Witter, Inc. serves as an investment adviser for individuals and institutions. William D. Witter is the President of William D. Witter, Inc. and serves as an Individual General Partner to the Fund.